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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20547
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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No.  )


                    U.S. REALTY PARTNERS LIMITED PARTNERSHIP
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                            (Name of Subject Company)


                    U.S. REALTY PARTNERS LIMITED PARTNERSHIP
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                      (Name of Person(s) Filing Statement)

                          DEPOSITARY UNIT CERTIFICATES
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                         (Title of Class of Securities)

                                      NONE
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                      (CUSIP Number of Class of Securities)


                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29601
                                 (864) 239-1000
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       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                                 SCHEDULE 14D-9

         This Schedule 14D-9 relates to a tender offer by MPF Dewaay Premier Fund, LLC, MP Value Fund 7, LLC, MPF Special Fund 8, LLC, MacKenzie Patterson Special Fund 7, LLC, Moraga Gold, LLC, Steven Gold, and MPF-NY 2005, LLC (collectively, the "Offerors"), to purchase depositary unit certificates ("Units") of U.S. Realty Partners Limited Partnership, at a price of $4.25 per Unit in cash. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of March 22, 2005 (the "Offer to Purchase"), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the "SEC") on March 22, 2005.

ITEM 1. SUBJECT COMPANY INFORMATION.

         The name of the subject company is U.S. Realty Partners Limited Partnership, a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.

         The title of the class of equity securities to which this Schedule 14D-9 relates is the depositary unit certificates of the Partnership. As of March 30, 2005, 1,222,000 Units were outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

         This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership's general partners are U.S. Realty I Corporation, a South Carolina corporation, and AIMCO Properties, L.P., a Delaware limited partnership. The Partnership's business address and telephone number are set forth in Item 1 above.

         This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $4.25 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the "Schedule TO"), which was filed with the SEC on March 22, 2005. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of Steven Gold is Four Embarcadero, Suite 3610, San Francisco, California 94111, and the principal business address of each of the other Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The information set forth in the Letter to the Unit holders, dated as of April 4, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.



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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         The information set forth in the Letter to the Unit holders, dated as of April 4, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Not applicable.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Not applicable.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Not applicable.

ITEM 8.  ADDITIONAL INFORMATION.

         The information set forth in the Letter to the Unit holders, dated as of April 4, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 9.  EXHIBITS.

(a)(1)   Letter to the Unit Holders of the Partnership, dated April 4, 2005.

(e)(1) Purchase and Sale Contract, dated September 3, 2004, between U.S. Realty Partners Limited Partnership and Twin Lakes Associates, L.P. (Exhibit
(c)(1) to the Form 8-K filed by the Partnership with the SEC on September 8, 2004 is incorporated herein by reference.)

(e)(2) Form 8-K filed by the Partnership with the SEC on September 8, 2004 is incorporated herein by reference.

(e)(3) Proxy Statement on Schedule 14A filed by the Partnership with the SEC on January 24, 2005 is incorporated herein by reference.

(g)      Not applicable.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2005


                                               U.S. REALTY PARTNERS LIMITED
                                               PARTNERSHIP


                                               By:   U.S. Realty I Corporation
                                                     ---------------------------
                                                     (Corporate General Partner)


                                               By:   /s/ Martha L. Long
                                                     ---------------------------
                                                     Senior Vice President